Results of the Shareholder Votes


A special meeting of the shareholders of the Trust was held January 13, 1999, where shareholders voted on the following items:

1) With regard to the election of the for the following trustees by the
   Shareholders:

                                                           # of Shares
                                                     In Favor     Withheld
A. Thomas Arisman                                  48,448,652    1,410,486
A. L. Gallop                                       48,302,854    1,556,283
Richard A. Holt                                    48,422,216    1,436,922
Richard D. Lang                                    48,438,311    1,420,827
Harriet A. Russell                                 48,456,155    1,302,983
George J. Zock                                     48,422,183    1,416,954

2) With regard to the ratification of KPMG LLP as independent public accountants for its current fiscal year, 48,140,153 shares voted for the proposal, 629,715 voted against and 1,089,269 shares abstained.

3) With regard to approving or disapproving an investment advisory agreement with Wilshire Associates Incorporated, 44,001,819 voted for the proposal, 3,927,531 voted against and 1,829,789 shares abstained.

4) With regard to approving or disapproving a proposal to permit Wilshire Associates Incorporated to replace sub-advisers or add sub-advisers to the Funds, and to enter into sub-advisory agreement with those sub-advisers, without further shareholder approval, 40,471,771 voted for the proposal, 6,517,913 voted against and 2,869,452 shares abstained.

5) With regard to the shareholders of the International Equity Fund and Socially Responsible Fund voting to approve or disapprove a new sub-advisory agreement with Scudder Kemper Investments, Inc., 3,156,204 voted for the proposal, 57,035 voted against and 163,610 abstained.

6a) With regard to the shareholders of the Growth Fund voting to approve or disapprove a sub-advisory agreement with Mellon Equity Associates, LLP, 21,566,272 voted for the proposal, 160,524 voted against and 1,224,314 abstained.

6b) With regard to the shareholders of the Growth Fund voting to approve or disapprove a sub-advisory agreement with Brinson Partners, Inc., 20,386,883 voted for the proposal, 1,277,764 voted against and 1,286,463 abstained.

7a) With regard to the shareholders of the Balanced Fund voting to approve or disapprove a change to the Fund's fundamental investment restriction with respect to allowing the Fund to hold larger investments in fewer companies, 19,504,569 voted for the proposal, 0 voted against and 672,240 abstained.

7b) With regard to the shareholders of the Balanced Fund voting to approve or disapprove a change to the Fund's fundamental investment restriction with respect to allowing the Fund to invest in other investment companies, 17,768,682 voted for the proposal, 1,735,867 voted against and 672,240 abstained.